SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Pivotal Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72581R 10 6

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 |_| Rule 13d-1(b)

                 |_| Rule 13d-1(c)

                 |X|Rule 13d-1(d)

CUSIP No. 72581R 10 6	13G	Page 2 of 5 Pages

1	Name Of Reporting Persons (entities only) I.R.S. Identification Nos. Of Above Persons
Ventures West Capital Ltd.

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
(b) |_|

3	SEC Use Only

4	Citizenship Or Place Of Organization
Canada

	5	Sole Voting Power
Number of		1,559,458

Shares	6	Shared Voting Power
Beneficially		0

Owned By	7	Sole Dispositive Power
Each		1,559,458

Reporting	8	Shared Dispositive Power
Person With		0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
1,559,458

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
6.48%

12	Type Of Reporting Person (See Instructions)
CO

CUSIP No. 72581R 10 6	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:
Pivotal Corporation

Item 1	(b).	Address of Issuer's Principal Executive Offices:
300 – 224 West Esplanade, North Vancouver, British Columbia, Canada V7M 3M6

Item 2	(a).	Name of Person Filing:
Ventures West Capital Ltd.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:
300 – 224 West Esplanade, North Vancouver, British Columbia, Canada V7M 3M6

Item 2	(c).	Citizenship:
Canada

Item 2	(d).	Title of Class of Securities:
Common Shares

Item 2	(e).	CUSIP Number:
72581R 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,559,458

(b)	Percent of class: 6.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
1,559,458 common shares, which includes
• 363,514 comon shares held of record by Bank of Montreal Capital Corporation, which is managed by Ventures West Management TIP Inc., an entity wholly owned by Ventures West Capital Ltd; and
• 1,195,944 common shares held of record by VW B.C. Technology
    Investment Fund Limited Partnership, of which Ventures West
    Management B.C. Ltd. is the general partner. Ventures West
    Management B.C. Ltd. is wholly owned by Ventures West Capital
Ltd.

Mr. Robin J. Louis is a director of the Issuer and a director, officer and shareholder of Ventures West Capital Ltd. Mr. Louis disclaims beneficial ownership of the shares held by Bank of Montreal Capital
Corporation and VW B.C. Technology Investment Fund Limited
Partnership, except to the extent of his pecuniary interest.

(ii)	Shared power to vote or to direct the vote 0 common shares

CUSIP No. 72581R 10 6	13G	Page 4 of 5 Pages

(ii)	Sole power to dispose or to direct the disposition of
1,559,458 common shares, which includes
• 363,514 comon shares held of record by Bank of Montreal Capital Corporation, which is managed by Ventures West Management TIP Inc., an entity wholly owned by Ventures West Capital Ltd; and
• 1,195,944 common shares held of record by VW B.C. Technology
    Investment Fund Limited Partnership, of which Ventures West
    Management B.C. Ltd. is the general partner. Ventures West
    Management B.C. Ltd. is wholly owned by Ventures West Capital
Ltd.

Mr. Robin J. Louis is a director of the Issuer and a director, officer and shareholder of Ventures West Capital Ltd. Mr. Louis disclaims beneficial ownership of the shares held by Bank of Montreal Capital
Corporation and VW B.C. Technology Investment Fund Limited
Partnership, except to the extent of his pecuniary interest.

(iv)	Shared power to dispose or to direct the disposition of 0 common shares

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 72581R 10 6	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ventures West Capital Ltd.

/s/ Robin J. Louis
By: Robin J. Louis
Its: President
Date: January 29, 2002